NeuroSense Therapeutics Ltd.

11 HaMenofim Street, Building B

Herzliya 4672562 Israel

December 12, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	NeuroSense Therapeutics Ltd. (CIK 0001875091)
Registration Statement No. 333-283656 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

NeuroSense Therapeutics Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on December 12, 2024, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, P.A., by calling Gary Emmanuel at +972 (0) 3-636-6033. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

NEUROSENSE THERAPEUTICS LTD.

By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer